Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Quarter ended March 31,
	2015	2014
Income from continuing operations before income taxes	$95	$181
Add (deduct):
Fixed charges	59	67
Capitalized interest	(1)	(2)
Amortization of capitalized interest	2	4
Equity in losses related to equity method investees	2	8
Distributions from equity investments	4	—
Adjusted earnings	$161	$258
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$51	$58
Capitalized interest	1	2
Portion of rents representative of the interest factor	7	7
Total fixed charges	$59	$67
Ratio of earnings to fixed charges	2.7	3.9